Exhibit 15.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statement of Fincera Inc. on Form S-8 (File No. 333-170786) of our report dated May 1, 2017, with respect to our audits of the consolidated financial statements of Fincera Inc. and Subsidiaries as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 and our report dated May 1, 2017 with respect to our audit of the effectiveness of internal control over financial reporting of Fincera Inc. and Subsidiaries as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013, which reports are included in this Annual Report on Form 20-F of Fincera Inc. for the year ended December 31, 2016.

/s/ Marcum Bernstein & Pinchuk LLP
Marcum Bernstein & Pinchuk LLP
Guangzhou, China
May 1, 2017